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4/29/2021

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Kismet
Eco-friendly Disinfectant

$25,000
Funding Goal

PhD Founder | Eco-friendly | Cleaning Products | Over $400K in Revenue | COVID Killer | No Debt | 119 Days Left

Funding Status

All investors get a full refund if $25,000 is not reached when the time to invest expires.

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$0 of $25,000

0% of goal raised
0 investors
119 Days Left to Invest

What We Do

Kismet Technologies is on a mission to help people get sick less often and decrease their exposure to disinfectant chemicals. We are developing the world's first true residual disinfectant, NanoRAD. Viruses are hard to kill, and most "residual" products do not have the ability to continue to kill viruses after they have been applied, such as MicroBan 24. To be self-disinfecting, a residual disinfectant must be able to kill both bacteria and viruses. NanoRAD rapidly disinfects when applied to a surface, continues to self disinfect long after it has been applied to a surface, is safe for contact, and only requires mild surface cleaning for obvious dirt after application.

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of our new disinfectant

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View Business Plan

Highlights

- Submitted our patent for NanoRAD in April 2020.
- Received our first funding for NanoRAD of $256k from the National Science Foundation in August 2020.
- Our team was named Health Innovators of South Florida 2020.
- Received angel investment of $250k in February 2021.
- Began scale up manufacture of our material and third party toxicity tests in April 2021.

Use of Funds Raised

The funds raised will be used for expansion in hiring & product development.

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- Miventure Listing Fee (7%)
- Product Development (9%)
- Hiring (84%)

Meet The Team



Christina Drake, Ph.D.
CEO

Dr. Christina Drake is the founder and CEO of Kismet Technologies. She has 15 years of experience in developing new materials for applications such as health technology. She is one of the co-inventors of NanoRAD and has a Ph.D. in Materials Science and Engineering. Dr. Drake has previously won innovation awards at a Forbes 50 company and helped to start a university. She has a passion for new

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View Owner's Story

WHY US?

NanoRAD will decrease unnecessary contagious illness, decrease our exposure to chemicals from constant application of disinfectants, and help health care providers to decrease their costs.

Investment Terms

Funding Goal:	$25,000 - $107,000
Valuation Cap:	$15,000,000
Discount:	20%
Investment Type:	Crowd SAFE

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Offering Type: **Reg CF**

- View Business Plan
- Ask the Startup
- Startup News
- Investment Risks
- Offering Documents

Share this Opportunity

Kismet is offering equity-based securities under Regulation CF ("Reg CF") through Miventure, Inc. ("Funding Portal"). Furthermore, this campaign contains offering materials prepared by Kismet without the assistance of the Funding Portal. The campaign may contain forward-looking statements and information relating to the company, its business plan, and its industry. The contents of this

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review the company's Form C and the Investor Agreement, found in the Offering Documents, for a

- Startup News
- Investment Risks
- Offering Documents

Share this Opportunity

Kismet is offering equity-based securities under Regulation CF ("Reg CF") through Miventure, Inc. ("Funding Portal"). Furthermore, this campaign contains offering materials prepared by Kismet without the assistance of the Funding Portal. The campaign may contain forward-looking statements and information relating to the company, its business plan, and its industry. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C and the Investor Agreement, found in the Offering Documents, for a complete description of its business, offering information, and risks. Remember, that investing private businesses is high risk. Do not invest if you cannot afford to lose your whole investment.

See the Educational Materials and the FAQ to learn more about crowdfunding on Miventure.

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Kismet

Business Plan

Learn more about the startup below or ask the startup owner(s) any questions.

Ask a question

How We Make Money

Our plan to get NanoRAD into the market is to sell directly to companies that already have relationships with key customers in the areas of disinfection. Our superpower is in our active ingredient, which we will contract, manufacture and sell as a chemical constituent directly to companies that license the NanoRAD formulation for sale.

For our licensees, we will provide formulation guidelines and a pathway for them to sub-register their products under the main product registration for NanoRAD with the US EPA. We will make money from active ingredient sales, licensing fees, and royalties from sales to the end use customer.

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Kismet

Market

The total addressable market for surface disinfectants was $4.5B pre-pandemic in 2020. This market is for disinfectants that disinfect at the time of application but do not have residual disinfection properties. This means they need to be continuously applied throughout the day.

Our target market is health care businesses and hospitals. Both have high disinfection needs and have revenue hits due to disinfection. For small healthcare providers, they lose out on ~$200k a year in revenue per 4 room practice due to disinfection down time between patients. For hospitals, 1 in 24 patients will get a Hospital Acquired Infection (HAI) leading to unnecessary illness. HAIs cost hospitals ~$40B a year.

We believe NanoRAD will drastically reduce HAIs and help reduce overall healthcare costs.

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Surface Wise 2 and Copper Alloys are the only

Kismet

Competitors

Surface Wise 2 and Copper Alloys are the only 2 products EPA registered in the US as residual disinfectants.

Copper alloys are actual fixtures such as door-knobs and sinks made from a specific alloy composition, limiting its application to surfaces that can be replaced with copper. Both registered residual disinfectants take 2 hours to reach disinfection and require continued (companion) surface disinfection for the surface to remain disinfected. Both can be thought of as "safety nets" to normal disinfection practices.

NanoRAD disinfects upon application, works in 15-30 minutes, can be spray applied to multiple surfaces and only requires mild surface cleaning to remove obvious dirt. NanoRAD is the world's first true residual disinfectant that is safe for human contact.

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Kismet

Financial History

- Total cash on hand: $265,000
- Total revenue to date: $400,000
- Total existing debt amount: $0
- Total founder(s) contribution: $40,000
- Total outside investors contribution: $250,000

Financial Projections


$55M
$44M
$33M
$22M
$11M
$0k
2022
2023
2024
2025
2026
Revenue
Expenses

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Kismet


$22M
$11M
$0k
2022
2023
2024
2025
2026
Revenue
Expenses

Share this Opportunity

Kismet is offering equity-based securities under Regulation CF ("Reg CF") through Miventure, Inc. ("Funding Portal"). Furthermore, this campaign contains offering materials prepared by Kismet without the assistance of the Funding Portal. The campaign may contain forward-looking statements and information relating to the company, its business plan, and its industry. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C and the Investor Agreement, found in the Offering Documents, for a complete description of its business, offering information, and risks. Remember, that investing private businesses is high risk. Do not invest if you cannot afford to lose your whole investment.

See the Educational Materials and the FAQ to learn more about crowdfunding on Miventure.

INVEST $25 OR MORE



younger from having respiratory illness. It seemed like there had to be better technology available to keep surfaces disinfected in public places, and there was not. This led me and another researcher to invent a new material concept for residual disinfection that we believe will cut down on unnecessary illness caused by contagious pathogens on surfaces.

What has been your favorite part about building your company?

My favorite part of building my company has been working with our team members to understand how to get our material to work appropriately under different conditions.

It is both challenging and exciting to know that we are doing something that has not been done before, and I get to share the challenges and excitement with people I admire. I have really enjoyed being able to choose the team that works on our product.

What has been your biggest obstacle so far?

Funding to get full time staff added on to the

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Funding to get full time staff added on to the team has been one of our biggest obstacles. Development of NanoRAD has gone so well it is outpacing our ability to keep up with the business and team infrastructure to keep pace. Our critical need right now is adding a team member to support full time manufacture scale up of NanoRAD.

Why should people invest in your company?

NanoRAD will decrease unnecessary contagious illness, decrease our exposure to chemicals from constant application of disinfectants, and help health care providers to decrease their costs.

Our vision is also for NanoRAD to have a global footprint. Outside of the US, in developing nations, HAI are even more prevalent and especially impact newborns. NanoRAD can make meaningful improvements worldwide to prevent infectious disease. Your investment in NanoRAD will help to make this a reality sooner for millions of people.

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